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File No.____________


                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


AES Kelvin Power (Proprietary) Limited
(name of foreign utility company)

by

THE AES CORPORATION
1001 N. 19th Street
Suite 2000
Arlington, Virginia 22209
(name of filing company, if filed on behalf of a foreign utility company)

The Commission is hereby requested to mail copies of all correspondence relating to this Notification to:

         Erik Luckau
         The AES Corporation
         1001 N. 19th Street
         Suite 2000
         Arlington, Virginia 22209

         Andrew B. Young
         Hugh E. Hilliard
         Dewey Ballantine LLP
         1775 Pennsylvania Avenue, N.W.
         Washington, D.C. 20006


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ITEM 1

         Foreign utility company status is claimed by AES Kelvin Power (Proprietary) Limited ("AES Kelvin"), a private company organized and existing under the laws of the Republic of South Africa with its business address at 6 Sandown Valley Crescent, Sandown, Sandton, 2196.

         AES Kelvin owns and operates a 600 MW coal-fired generating facility at Ekurhuleni, Republic of South Africa, which is interconnected with the electric distribution system of City Power Johannesburg (Proprietary) Limited.

         The equity interests in AES Kelvin are held by AES South Africa Holdings BV, with a 95% interest, and Global African Power (Proprietary) Ltd., with a 5% interest. AES South Africa Holdings BV is a wholly owned, indirect subsidiary of The AES Corporation ("AES"). Global African Power (Proprietary) Ltd. is a South African local empowerment company.

         AES, a Delaware corporation, is a public utility holding company exempt from registration under section 3(a)(5) of the Public Utility Holding Company Act of 1935 (the "Act").

ITEM 2

         AES Kelvin has two domestic associate public utility companies, Central Illinois Light Company ("CILCO") and Indianapolis Power and Light Company ("IPL"). CILCO is wholly owned by CILCORP, Inc., which, in turn, is a wholly owned subsidiary of AES. IPL is wholly owned by IPALCO Enterprises Inc., which, in turn, is a wholly owned subsidiary of AES.

         Neither CILCO nor IPL has made any investment in, nor has any contractual relationship with, AES Kelvin, nor are any such investments or contractual relationships contemplated.

EXHIBIT A

         By letter dated March 10, 1999, the Illinois Commerce Commission certified to the Securities and Exchange Commission ("SEC") with respect to CILCO that (1) it has the authority and resources to protect Illinois consumers in accordance with applicable Illinois statutes, and (2) it intends to exercise that authority, as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed June 10, 1999, in file number 070-09465, by reference.

         By letter dated September 28, 2000, the Indiana Utility Regulatory Commission certified to the SEC with respect to IPL that (1) it has the authority and resources to protect ratepayers subject to its jurisdiction, and
(2) it intends to exercise that authority as required under section 33(a)(2) of the Act in connection with AES' acquisition of foreign utility companies. AES hereby incorporates this letter, filed October 27, 2000, in file number 070-09779, by reference.


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         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.



By:  /s/ Erik Luckau
     ---------------

Erik Luckau
Associate General Counsel
The AES Corporation
1001 N. 19th Street, Suite 2000
Arlington, Virginia 22209
(703) 558-4879

Dated: February 21, 2002





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